Exhibit 21.1

SUBSIDIARIES OF ADVERUM BIOTECHNOLOGIES, INC.

Name of Subsidiary	Country of Incorporation
Avalanche Australia PTY LTD	Australia
Annapurna Therapeutics, SAS	France
Annapurna, Inc.	Pennsylvania, USA
Annapurna Therapeutics, LTD	Ireland